UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, Piso 20 Las Condes Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LAN AIRLINES S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
unaudited

	At March 31,
ASSETS	2007	2006
	(In thousands of US$)
CURRENT ASSETS
Cash	7,760	9,310
Time deposits .	68,754	13,342
Marketable securities	83,210	105,482
Trade accounts receivable and other, net (Note 4)	392,345	356,749
Notes and accounts receivable from related companies (Note 7)	6,460	926
Inventories (Note 5)	53,515	40,709
Prepaid and recoverable taxes	38,244	24,187
Prepaid expenses	23,257	22,640
Deferred income tax assets	7,974	5,193
Other current assets	23,978	18,493
Total current assets	705,497	597,031
PROPERTY AND EQUIPMENT (net) (Note 6)	1,865,242	1,300,108
OTHER ASSETS
Investments in related companies	1,770	2,390
Goodwill	42,615	43,921
Notes and accounts receivable from related companies (Note 7)	78	4,365
Long-term accounts receivable	5,276	10,788
Advances for purchases of aircraft and other deposits (Note 8)	304,228	184,364
Other	35,525	19,021
Total other assets	389,492	264,849
Total assets	2,960,231	2,161,988

The accompanying Notes 1 to 13 are an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	At March 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2007	2006
	(In thousands of US$)
CURRENT LIABILITIES
Short-term loans from financial institutions	28,960	13,978
Current portion of long-term loans from financial institutions (Note 9)	74,261	59,966
Current portion of long-term leasing obligations	59,901	34,355
Securitization obligation	12,179	11,367
Dividends payable	112	—
Accounts payable	253,997	210,641
Notes and accounts payable to related companies (Note 7)	74	40
Air traffic liability and other unearned income	229,183	156,212
Other current liabilities	155,783	118,189
Total current liabilities	814,450	604,748
LONG-TERM LIABILITIES
Loans from financial institutions (Note 9)	927,569	585,743
Securitization obligation	16,454	28,633
Notes and accounts payable to related companies (Note 7)	—	115
Other creditors	23,671	20,530
Provisions	50,974	83,569
Obligations under capital leases	273,649	153,079
Deferred income tax liabilities	136,736	98,342
Total long-term liabilities	1,429,053	970,011
MINORITY INTEREST	4,319	4,861
SHAREHOLDERS’ EQUITY (Note 10)
Common stock (318,909,090 shares)	134,303	134,303
Reserves	2,620	2,620
Retained earnings	575,486	445,445
Total shareholders’ equity	712,409	582,368
Total liabilities and shareholders’ equity	2,960,231	2,161,988

The accompanying Notes 1 to 13 are an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	For the three months ended March 31,
	2007	2006
	(In thousands of US$)
OPERATING RESULTS
Operating revenues	831,305	728,157
Operating expenses	(707,834)	(659,480)
Operating income	123,471	68,677
OTHER INCOME AND EXPENSES
Interest income	2,926	2,401
Interest expense	(18,223)	(12,323)
Other (expenses) income – net (Note 11)	(4,429)	38,167
Total other income (expense)	(19,726)	28,245
Income before minority interest	103,745	96,922
Minority interest	(24)	(1,525)
Income before income taxes	103,721	95,397
Income taxes	(17,632)	(15,742)
NET INCOME	86,089	79,655

The accompanying Notes 1 to 13 are an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the three months ended March 31,
	2007	2006
	(In thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable	823,903	489,006
Interest income	2,341	2,358
Other income received	2,311	5,926
Payments to suppliers and personnel	(691,435)	(432,908)
Interest paid	(18,182)	(12,066)
Income tax paid	(4,394)	(422)
Other expenses paid	(5,307)	(5,908)
Value-added tax and similar payments	(9,458)	(8,986)
Net cash provided by operating activities	99,779	37,000
CASH FLOWS FROM FINANCING ACTIVITIES
Loans obtained	42,752	107,627
Dividend payments	(67,727)	(35,000)
Loans repaid	(18,332)	(34,749)
Other	(2,916)	(3,352)
Net cash provided by (used in) financing activities	(46,223)	34,526
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(113,956)	(108,257)
Proceeds from sales of property and equipment	1,415	5,851
Sale of financial instruments and other investments	4,751	17,066
Other	(1,083)	(10)
Net cash used in investing activities	(108,873)	(85,350)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(55,317)	(13,824)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	199,496	111,271
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	144,179	97,447

The accompanying Notes 1 to 13 are an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO NET CASH

PROVIDED BY OPERATING ACTIVITIES
(unaudited)

	For the three months ended March 31,
	2007	2006
	(In thousands of US$)
NET INCOME FOR THE PERIOD	86,089	79,655
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation	35,306	27,146
Gain on sales and retirements of property and equipment	(457)	(247)
Proportional share of results of equity method investments	(292)	(910)
Amortization of goodwill	843	819
Minority interest	24	1,525
Write-offs and provisions	4,283	3,390
Foreign exchange gains	(604)	(150)
Other	5,198	(39,078)
CHANGES IN ASSETS AND LIABILITIES
(Increase) decrease in accounts receivable – trade	(3,629)	(20,069)
(Increase) decrease in inventories	(2,917)	(3,429)
(Increase) decrease in other assets	(3,966)	(15,630)
(Decrease) increase in accounts payable	(33,771)	(14,689)
(Decrease) increase in other liabilities	13,672	18,667
Net cash provided by operating activities	99,779	37,000

The accompanying Notes 1 to 13 are an integral part of these consolidated financial statements.

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT MARCH 31, 2007 and 2006
(unaudited)

NOTE 1 — THE COMPANY

Lan Airlines S.A., formerly Lan Chile S.A., (‘‘Lan’’ or the ‘‘Company’’) is the largest domestic and international passenger/cargo air carrier in Chile and one of the largest airlines in Latin America, together with its code-share arrangements and affiliated airlines. Through its own operations and code-share arrangements, the LAN Alliance serves 15 destinations in Chile, 11 destinations in Peru, 9 destinations in Argentina, 2 in Ecuador, 30 destinations in other Latin American countries, 25 in North America, 13 destinations in Europe and 4 in the South Pacific. Lan has alliances with American Airlines, Alaska Airlines, AeroMexico, British Airways, Iberia, Korean Air, Lufthansa Cargo, Mexicana, Qantas and TAM and is an official member of the oneworldTM global alliance.

The Company is a Chilean corporation (‘‘Sociedad Anónima Abierta’’) whose common stock is listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaiso Stock Exchange and whose American Depositary Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Chilean Superintendency of Securities and Insurance (the ‘‘Superintendency’’) and the U.S. Securities and Exchange Commission.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and the accounting regulations of the Chilean Superintendency of Securities and Insurance, SVS.

All significant accounting policies followed for the preparation of the interim consolidated financial statements are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006 already filed under the Form 20F.

The Company has issued its unaudited statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying financial statements.

b)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management.

NOTE 3 — ACCOUNTING CHANGES

Effective January 1, 2006, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft. Previously, the Company accrued a liability for these costs in its consolidated balance sheet under the caption ‘‘Provisions’’, for both short and long-term. Such provision was established based on the total cycles and flight hours flown by an aircraft since its incorporation into the Company’s fleet, or since its last repair. Under the new method, the costs incurred in heavy owned aircraft and engine maintenance are capitalized and amortized to the next overhaul.

The cumulative effect of this accounting change at January 1, 2006, increased non-operating income by US$ 40.3 million. For the three months ended March 31, 2006, this change resulted in a ThUS$ 759 reduction to Operating expenses in the Consolidated Statement of Income.

NOTE 4 — ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	At March 31,
	2007	2006
	(In thousands of US$)
Accounts receivable	239,830	185,760
Notes receivable	4,920	4,490
Sundry debtors	147,595	166,499
Total	392,345	356,749

Accounts receivable are shown net of an allowance for bad debts of ThUS$ 27,239 at March 31, 2007 and ThUS$ 26,652 at March 31, 2006.

NOTE 5 — INVENTORIES

Inventories are summarized as follows:

	At March 31,
	2007	2006
	(In thousands of US$)
Spare parts and materials used for maintenance(1)	42,646	36,100
Aircrafts for sale(2)	4,789	—
Spare parts for sale	1,694	822
Duty-free inventories	4,386	3,787
Total	53,515	40,709

(1)	Spare parts and materials for sale are shown net of provision for market value adjustment of ThUS$ 3,324 at March 31, 2007 and ThUS$ 2,118 at March 31, 2006.
(2)	Corresponding to 5 Boeing 737 Aircrafts shown net of a provision for retirement of ThUS$ 1,600 at March 31, 2007.

NOTE 6 — PROPERTY AND EQUIPMENT AND FLEET COMPOSITION

a)	Property and equipment

Property and equipment are summarized as follows:

	At March 31,
	2007	2006
	(In thousands of US$)
Flight equipment:
Boeing 767 aircraft under capital lease	637,665	379,650
Boeing 737 – 200ADV aircraft	18,843	50,211
Boeing 767 – 200ER aircraft	70,574	70,574
Boeing 767 – 300ER aircraft	338,884	82,011
Boeing 767 – 300F freighter aircraft	273,343	464,053
Airbus A-319 aircraft	342,142	67,364
Airbus A-320 aircraft	144,892	142,455
Engines and rotating parts	291,790	236,322
Spare parts	18,316	18,180
Other	42,215	40,827

Land and buildings:
Land	10,739	10,739
Buildings	64,430	61,952
Other installations	37,564	25,917
Construction in progress	1,162	10,718

Other fixed assets:
Communication and computer equipment	104,457	93,374
Furniture and office equipment	15,971	15,244
Other	63,813	42,323

Property and equipment (gross)	2,476,800	1,811,914

Less: Accumulated depreciation	(611,558)	(511,806)
Property and equipment (net)	1,865,242	1,300,108

On September 30, 2004, the Company sold its 100% interests in Condor Leasing LLC and Eagle Leasing LLC, who were the owners of 5 Boeing 767 aircraft (3 and 2, respectively). The capital lease agreement under which Lan Airlines S.A. leased these aircraft has remained unchanged. As a result of this, these aircraft retain their balance sheet classification under flight equipment; however, they are now under the caption flight equipment under capital lease. Long-term debt (with its related current portion) associated with these aircraft is included in Obligations under capital leases.

On June 30, 2006, the Company sold its ownership on Seagull Leasing LLC, who owns a Boeing 767-300F aircraft and is leasing the aircraft to Lan Cargo S.A. The existing financial leasing contract between Seagull and Lan Cargo S.A regarding this aircraft remained unchanged. As a result of the sale transaction, this aircraft has been reclassified from owned Property and equipment to Property and equipment under capital lease.

On March 31, 2007, the Company sold its ownership on Bluebird Leasing LLC, who owns two Boeing 767-300F aircraft and is leasing the aircraft to Lan Cargo S.A. The existing financial leasing contract between Seagull and Lan Cargo S.A regarding this aircraft remained unchanged. As a result of the sale transaction, these aircraft have been reclassified from owned Property and equipment to Property and equipment under capital lease.

Included in Property and equipment at March 31, 2007 and 2006, are ThUS$ 637,665 and ThUS$ 379,650 of equipment under capital leases with accumulated depreciation aggregating ThUS$ 212,295 and ThUS$ 123,485, respectively.

Depreciation expense for the three months ended March 31, 2007 and 2006, amounted to ThUS$ 35,306 and ThUS$ 27,146, respectively.

The balance of spare parts is presented net of a provision for obsolescence amounting to ThUS$ 12,867 at March 31, 2007 and ThUS$ 13,003 at March 31, 2006.

As of March 31, 2007, Property and equipment is shown net of a provision for retirement of ThUS$ 6,500 for the Boeing 737 Aircrafts.

In 2002, the Company entered into a sale-leaseback transaction. Under the arrangement, engines were sold for ThUS$13,100    and leased backed over a 7-year operating lease agreement. The gain on the sale of ThUS$ 6,883 is being amortized over the term of the operating lease agreement.

b)    Fleet composition

At March 31, 2007, the fleet of the Company consists of 79 aircrafts, of which 35 aircrafts are owned by, or under capital lease to, the Company and 44 aircrafts are leased under operating leases.

Aircraft owned:

Aircraft	Model	Use	2007	2006
Boeing 737	200ADV	Passenger	4	10
Boeing 737	200ADV	Freight	1	1
Boeing 767	300ER	Passenger	7	4
Boeing 767	300F	Freight	8	7
Boeing 767(*)	200ER	Passenger	1	1
Airbus A-319	100	Passenger	10	2
Airbus A-320	200	Passenger	4	4
Total owned			35	29

(*)	Subleased to Aerovías de México S.A. under a 9-year contract beginning June 16, 1996. The sublease expired in the year 2005 and was extended until 2007.

Leased aircraft under operating leases:

Aircraft	Model	Use	2007	2006
Boeing 767	300ER	Passenger	13	13
Boeing 767	300F	Freight	1	1
Boeing 737	200ADV	Passenger	10	14
Airbus A 319	100	Passenger	5	5
Airbus A 320	200	Passenger	11	11
Airbus A 340	300	Passenger	4	4
Total leased			44	48
Total owned and leased			79	77

NOTE 7 — BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

a)	Accounts receivable and payable with related parties are summarized as follows:

Current assets

Notes and accounts receivable from related companies:

		At March 31,
Company	Relationship	2007	2006
		(In thousands of US$)
San Alberto S.A. and subsidiaries	Common ownership	29	29
Florida West International Airways Inc.	Equity method investee	6,137	258
Choice Air Courier del Perú S.A.	Equity method investee	96	44
Concesionaria Chucumata S.A.	Equity method investee	—	74
Austral Sociedad Concesionaria S.A.	Equity method investee	—	195
Lufthansa Lan Technical Training S.A.	Equity method investee	67	118
Other	Common ownership	131	208
Total		6,460	926

Current liabilities

Notes and accounts payable to related companies:

		At March 31,
Company	Relationship	2007	2006
		(In thousands of US$)
Austral Sociedad Concesionaria S.A.	Equity method investee	35	—
Sociedad Concesionaria Aerosur S.A.	Equity method investee	15	—
Bancard S.A.	Common ownership	10	20
Aguas del Sur S.A.	Common ownership	7	20
Concesionaria Chucumata S.A.	Equity method investee	7	—
Total		74	40

Long-term assets

Notes and accounts receivable from related companies:

		At March 31,
Company	Relationship	2007	2006
		(In thousands of US$)
Choice Air Courier del Perú S.A.	Equity method investee	78	—
Florida West International Airway Inc.	Equity method investee	—	4,365
Total		78	4,365

Long-term liabilities

Notes and accounts receivable from related companies:

		At March 31,
Company	Relationship	2007	2006
		(In thousands of US$)
Choice Air Courier del Perú S.A.	Equity method investee	—	115
Total		—	115

b)	The main transactions with related entities are summarized as follows:

			Amount
Company	Relationship	Description of transaction	2007	2006
			(In thousands of US$)
Florida West International Airways Inc.	Equity method investee	Aircraft rents received	8,910	10,546
	Lan owns 25%	Aircraft maintenance provided	818	844
		Aircraft rents provided	7,690	4,199
		Others transactions provided	274	196
		Jet fuel payments	8	2,311
		Interline collection	1,776	752
		Other payments	331	1,041
		Agents commissions	1,579	1,303

The Company’s objective is to transact business with its related companies or individuals at prices and at terms equivalent to those used in transacting business with unrelated parties.

NOTE 8 — ADVANCES FOR PURCHASES OF AICRAFT AND OTHER DEPOSIT

Advances for purchases of aircraft and other deposits are summarized as follows:

	At December 31,
	2007	2006
	(In thousands of US$)
Advances for purchases of Boeing 767 and lease of Airbus aircraft	290,312	171,591
Deposits on aircraft leases	10,021	9,487
Other deposits	3,895	3,286
Total	304,228	184,364

NOTE 9 — LOANS FROM FINANCIAL INSTITUTIONS (LONG-TERM)

Long-term loans from financial institutions are summarized as follows:

			At March 31,
	Payable during the years	Interest rate at March 31, 2007	2007	2006
		%	(In thousands of US$)
Loan in US dollars	2001 – 2012 (quarterly)	—	—	59,039
Loan in US dollars	2001 – 2013 (quarterly)	—	—	134,862
Loan in US dollars	2002 – 2014 (quarterly)	LIBOR+0.9714	115,445	121,296
Loan in US dollars	2002 – 2007 (quarterly)	LIBOR+1.4	7,574	8,110
Loan in US dollars	2005 – 2012 (quarterly)	LIBOR+1.25	22,124	25,392
Loan in US dollars	2005 – 2017 (quarterly)	LIBOR+0.9633	61,367	216,671
Loan in US dollars	2005 – 2017 (quarterly)	4.6760	141,187	—
Loan in US dollars	2006 – 2008 (quarterly)	LIBOR+0.4	83,391	—
Loan in US dollars	2006 – 2013 (quarterly)	4.9539	74,610	80,339
Loan in US dollars	2006 – 2018 (quarterly)	4.9825	496,132	—
Total			1,001,830	645,709
Less – current portion			74,261	59,966
Long – term portion			927,569	585,743

All of our loans from financial institutions are collateralized and thus they are secured by the same asset that is subject of the financing. These include nine Boeing aircraft, fourteen Airbus aircraft, spare engines and our corporate building. There are no additional collateral arrangements in connection with these financings.

Information with respect to restrictive covenants is detailed under the heading ‘‘Covenants’’ in Note 10 to the financial statements.

NOTE 10 — SHAREHOLDERS’ EQUITY

a)	Changes in Shareholders’ equity

The changes in shareholders’ equity during 2006 and 2007 were as follows:

			Retained earnings
	Number of shares	Common stock	Reserves	Accumulated earnings	Interim dividends	Net income for the year	Total
	(In thousands of US$ except Number of shares)
Balances at January 1, 2006	318,909,090	134,303	2,620	290,640	(71,451)	146,601	502,713
Transfer of net income from prior year	—	—	—	146,601	—	(146,601)	—
Net income for the period	—	—	—	—	—	79,655	79,655
Balances at March 31, 2006	318,909,090	134,303	2,620	437,241	(71,451)	79,655	582,368

Balances at January 1, 2007	318,909,090	134,303	2,620	363,947	(115,850)	241,300	626,320
Transfer of net income from prior year	—	—	—	241,300	—	(241,300)	—
Net income for the period	—	—	—	—	—	86,089	86,089
Balances at March 31, 2007	318,909,090	134,303	2,620	605,247	(115,850)	86,089	712,409

b)	Capital

The authorized and paid-in capital of the Company is ThUS$ 134,303 at both March 31, 2006 and 2007 and corresponds to 318,909,090 shares without par value.

c)	Other reserves

Reserves at March 31 of each year were as follows:

	At March 31,
	2007	2006
	(In thousands of US$)
Reserve for adjustment of the value of fixed assets	2,556	2,556
Reserve for adjustment of the value of leased fixed assets	64	64
Total	2,620	2,620

These reserves are not distributable and may only be used for capitalization of the Company.

d)	Dividends

At a meeting of the Board of Directors held on January 31, 2006, the directors agreed to distribute an interim dividend of US$ 0.10975 per share with respect to net income for 2005. These dividends were during March, 2006 and they are classified in Dividends Payable at December 31, 2005.

At the Annual General Meeting held on April 28, 2006, the shareholders agreed to distribute a final dividend amounting to US$ 0.22983 per share after deducting the interim dividends distributed during August 2005 and January 2006 amounting to US$ 0.11430 per share and US$ 0.10975 per share, respectively. A remaining balance of US$ 0.00578 per share was paid during May 2006.

e)	Major shareholders

The major shareholders of the Company at March 31, 2007, were as follows:

Percentage of Ownership
%
Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones	27.01
Axxion S.A.	20.64
The Bank of New York. (on behalf of ADR holders)	13.65
Total	61.30

In July 2004, Inversiones Costa Verde Ltda. y Compañía en Comandita por Acciones, Axxion S.A. and Inversiones Santa Cecilia S.A. (shareholder with 7.34% ownership) entered into a management and control agreement. At March 31, 2007 this agreement is still in effect.

NOTE 11 — OTHER (EXPENSE) INCOME – NET

Other (expense) income - net for each period are summarized as follows:

	For the three months ended March 31,
	2007	2006
	(In thousands of US$)
Effect of accounting change mentioned in Note 3	—	40,344
Swap fuel contracts	(4,506)	(2,892)
Other net	77	715
Other (expense) income – net	(4,429)	38,167

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Commitments

On March 20, 1998, the Company entered into a purchase agreement for twenty Airbus A320 aircraft (with the option to purchase an additional twenty aircraft). The estimated cost of these twenty aircraft were ThUS$ 840,000. This agreement was subsequently amended to require the delivery of A319 aircraft instead of A320 aircraft.

In August 1999, the Company entered into a purchase agreement for seven Airbus A340 aircraft (with an option to purchase an additional fourteen aircraft in the future). As of March 31, 2007, four of these aircraft have been received, and three of them were canceled.

On April 28, 2005, the Company entered into a purchase agreement for three Boeing 767-300 aircraft. This purchase agreement provides for flexibility to choose between passenger and freighter aircraft. One of this aircraft was received during 2006, the two remaining aircraft are scheduled for delivery during 2007 with an estimated maximum cost of ThUS$ 300,000.

On July 20, 2005, the Company entered into a purchase agreement for an additional 3 Boeing 767-300 ER aircraft. One of these aircraft is for passengers and the Company has the flexibility to choose between passenger or freighter for the remaining two aircraft. The delivery is scheduled for 2007 and 2008 with an estimated maximum cost of ThUS$ 450,000.

On October 4, 2005, the Company agreed with Airbus Industries to a new modification with respect to the agreement signed on March 20, 1998. This amendment is related to the purchase of thirty two new Airbus family aircraft (with an option to purchase an additional fifteen aircraft in the future). 8 of this aircraft were received in 2006. The remaining aircraft are expected to be  delivered  during  2007 and  2008 with an estimated maximum cost of ThUS$ 800,000.

On March 31, 2006, the Company entered into a purchase agreement for three Boeing 767-300 aircraft. These aircraft are scheduled for delivery during 2007 and 2008 with an estimated maximum cost of ThUS$ 450,000.

On December 14, 2006, the Company entered into a purchase agreement for three Boeing 767-300. These aircraft are scheduled for delivery during 2009 with an estimated maximum cost of ThUS$ 450,000.

On March 6, 2007, the Company exercised call options with Airbus Industrie to purchase fifteen additional A320 Airbus family aircraft. This aircraft are expected to be delivered between 2010 and 2011, with an estimated maximum cost of ThUS$ 700,000.

Contingencies

At March 31, 2007, the Company was a defendant in one labor dispute filed by the Pilots’ Union and the Cabin Crew Union, requesting the payment of bonuses for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The Company has made no provision for these amounts because management believes that the outcome of the suits will be favorable to the Company and any losses incurred will not be material.

At March 31, 2007, the Company was a defendant in a number of commercial lawsuits of the type normally associated with the Company’s business and involving claims for damages for insignificant amounts. The Company has made no provision for these amounts because management believes that most of the resulting judgments will be favorable and any losses incurred will not result in any material liability to the Company.

Covenants

As a result of the various contracts entered into by the Company to finance the Boeing 767 aircraft that are financed by the Export — Import Bank of the United States, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

As a result of the securitization contract with Pelican Finance Ltd. in August 2002, there are certain restrictions on the use of the future cash flows which have been securitized.

The loan agreement with BBVA — Banco Bhif has placed restrictions on the Company’s ability to dispose of certain of its fixed assets.

As a result of the various contracts entered into by the Company to finance the Airbus A320 aircraft that are guaranteed by various European export credit agencies, the Company is required to comply with certain restrictions regarding shareholder composition and disposal of assets.

As of March 31, 2007, the Company was in compliance with all covenants.

NOTE 13 — RECENT ACCOUNTING PRONOUNCEMENTS

As mentioned in Note 3, the Company changed its method of accounting for heavy aircraft and engine maintenance costs associated with its owned aircraft from the accrual method to the deferral method. In August 2006, the FASB issued FASB Staff Position No. AUG AIR-1 (‘‘FSP AIR-1’’), which also eliminated the use of the accrual method for US GAAP effective January 1, 2007. Despite the fact the current financial statements are in accordance with accounting principles generally accepted in Chile, for US GAAP purposes the Company will adopt the FSP AIR-1 for leased aircraft in 2007, and is evaluating the impact of this adoption on the US GAAP results of operation and financial position. While the management believes the effect of adoption will not be material, this new accounting pronouncement will require the Company to adopt an accounting policy under US GAAP that is different from that under Chilean GAAP, leading to an additional difference in the reconciliation between Chilean and US GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic General Counsel